                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          FOX & HOUND RESTAURANT GROUP
                            (Name of Subject Company)
                            ------------------------

                              F&H ACQUISITION CORP.
                             NPSP ACQUISITION CORP.
                            NEWCASTLE PARTNERS, L.P.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)
                      ------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                            -------------------------

                                    351321104
                      (Cusip Number of Class of Securities)
                            ------------------------

                                 MARK E. SCHWARZ
                                 MANAGING MEMBER
                            NEWCASTLE PARTNERS, L.P.
                         300 Crescent Court, Suite 1110
                               Dallas, Texas 75201
                                 (214) 661-7474
                                 --------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------

--------------------------------------------------------------------------------
    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
         $142,495,499                                     $15,248
--------------------------------------------------------------------------------

*    Estimated  for  purposes  of  calculating  the  amount of filing  fee only.
     Transaction value derived by multiplying 9,193,258 (the maximum number of shares of common  stock of subject  company  estimated  to be  acquired  by
     Offeror) by $15.50 (the purchase price per share offered by Offeror).
**   The amount of the filing fee,  calculated in  accordance  with Rule 0-11 of the Securities and Exchange Act of 1934, as amended,  and Fee Rate Advisory
     No.  5 for  fiscal  year  2006,  equals  $107.00  per  million  dollars  of transaction value.

|_|  Check box if any part of the fee is offset as provided  by Rule  0-11(a)(2)
     and identify the filing with which the offsetting fee was previously  paid.
     Identify the previous filing by registration  statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid:    Not applicable.  Filing Party: Not applicable.
       Form or Registration No.:  Not applicable.  Date Filed:   Not applicable.

|_|  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

      Check the appropriate  boxes below to designate any  transactions to which the statement relates:
      |X|    third-party tender offer subject to Rule 14d-1.
      |_|    issuer tender offer subject to Rule 13e-4.
      |_|    going-private transaction subject to Rule 13e-3.
      |_|    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer. |_|

ITEMS 1 THROUGH 9, AND ITEM 11.

     This Tender  Offer  Statement  on  Schedule TO is filed by F&H  Acquisition
Corp.,  a  Delaware   corporation   ("Parent"),   NPSP  Acquisition  Corp.  (the
"Purchaser"),  a Delaware  corporation and a wholly owned  subsidiary of Parent,
Newcastle Partners,  L.P., a Texas limited  partnership,  and Steel Partners II,
L.P., a Delaware limited  partnership.  This Schedule TO relates to the offer by the  Purchaser to purchase all  outstanding  shares of common  stock,  par value
$0.01 per share (the  "Shares"),  of Fox & Hound  Restaurant  Group,  a Delaware
corporation  (the  "Company"),  at $15.50 per Share,  net to the seller in cash, without interest,  upon the terms and subject to the conditions set forth in the
Offer to Purchase,  dated January 6, 2006 (the "Offer to Purchase"),  and in the related Letter of  Transmittal,  copies of which are attached hereto as Exhibits
(a)(1)(i) and (a)(1)(ii),  respectively (which,  together with any amendments or supplements thereto,  collectively  constitute the "Offer"). The information set forth in the  Offer  to  Purchase  and the  related  Letter  of  Transmittal  is incorporated  herein by  reference  with  respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS.

      Not applicable.

ITEM 12.    EXHIBITS.

(a)(1)(i)   Offer to Purchase dated January 6, 2006.

(a)(1)(ii)  Form of Letter of Transmittal.

(a)(1)(iii) Form of Notice of Guaranteed Delivery.

(a)(1)(iv)  Form  of  Letter  to  Brokers,  Dealers,   Commercial  Banks,  Trust
            Companies and Other Nominees.

(a)(1)(v)   Form of Letter to Clients  for use by Brokers,  Dealers,  Commercial
            Banks, Trust Companies and Other Nominees.

(a)(1)(vi)  Guidelines for  Certification of Taxpayer  Identification  Number on
            Substitute Form W-9.

(a)(1)(vii) Form of summary advertisement, dated January 6, 2006.

(a)(5)(i)   Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)  Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii) Text of disclosure made by Parent on Schedule TO, dated December 20,
            2005*

(a)(5)(iv)  Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)   Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)  Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii) Text of press release issued by Parent, dated January 6, 2006.

(b)         Not applicable.

(c)         Not applicable.

(d)         Joint  Filing  Agreement  by and  among  Newcastle  Partners,  L.P.,
            Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C.,
            Mark E. Schwarz,  Steel Partners II, L.P.,  Steel Partners,  L.L.C.,
            Warren G.  Lichtenstein,  F&H Acquisition Corp. and NPSP Acquisition
            Corp., dated December 22, 2005.

(e)         Not applicable.

(f)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

____________
* Previously filed

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 2006

                                    NEWCASTLE PARTNERS, L.P.

                                    By: Newcastle Capital Management, L.P.
                                        its General Partner
                                    By: Newcastle Capital Group, L.L.C.
                                        its General Partner

                                    By:  /s/ Mark E. Schwarz
                                       -----------------------------
                                    Name: Mark E. Schwarz
                                    Title: Managing Member

                                    STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By:  /s/ Warren G. Lichtenstein
                                       -----------------------------
                                    Name:  Warren G. Lichtenstein
                                    Title: Managing Member

                                    F&H ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                       -----------------------------
                                    Name:  Mark E. Schwarz
                                    Title: President and Chief Executive Officer

                                    NPSP ACQUISITION CORP.

                                    By:  /s/ Mark E. Schwarz
                                       -----------------------------
                                    Name:  Mark E. Schwarz
                                    Title: President and Chief Executive Officer

                                  EXHIBIT INDEX

(a)(1)(i)   Offer to Purchase dated January 6, 2006.

(a)(1)(ii)  Form of Letter of Transmittal.

(a)(1)(iii) Form of Notice of Guaranteed Delivery.

(a)(1)(iv)  Form  of  Letter  to  Brokers,  Dealers,   Commercial  Banks,  Trust
            Companies and Other Nominees.

(a)(1)(v)   Form of Letter to Clients  for use by Brokers,  Dealers,  Commercial
            Banks, Trust Companies and Other Nominees.

(a)(1)(vi)  Guidelines for  Certification of Taxpayer  Identification  Number on
            Substitute Form W-9.

(a)(1)(vii) Form of summary advertisement, dated January 6, 2006.

(a)(5)(i)   Text of press release issued by Parent, dated December 12, 2005.*

(a)(5)(ii)  Text of press release issued by Parent, dated December 19, 2005*

(a)(5)(iii) Text of disclosure made by Parent on Schedule TO, dated December 20,
            2005*

(a)(5)(iv)  Text of news articles published in The Dallas Morning News and filed on Schedule TO on December 21, 2005.*

(a)(5)(v)   Text of press release issued by Parent, dated December 22, 2005.*

(a)(5)(vi)  Text of press release issued by Parent, dated December 28, 2005.*

(a)(5)(vii) Text of press release issued by Parent, dated January 6, 2006.

(b)         Not applicable.

(c)         Not applicable.

(d)         Joint  Filing  Agreement  by and  among  Newcastle  Partners,  L.P.,
            Newcastle Capital Management, L.P., Newcastle Capital Group, L.L.C.,
            Mark E. Schwarz,  Steel Partners II, L.P.,  Steel Partners,  L.L.C.,
            Warren  G.   Lichtenstein,   F&H   Acquisition  Corp.  and  NPSP
            Acquisition Corp., dated December 22, 2005.

(e)         Not applicable.

(f)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

____________
* Previously filed